DIRECT DIAL: 212.451.2220
EMAIL: RFRIEDMAN@OLSHANLAW.COM
May 23, 2012

VIA EDGAR

Tom Kluck
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc.
Registration Statement on Form S-1
Filed April 17, 2012
File No. 333-180775

Dear Mr. Kluck:

On behalf of GlobalOptions Group, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 9, 2012 (the “Staff Letter”) with regard to the Company’s Registration Statement on Form S-1 (File No. 333-180775) (the “Registration Statement”).  We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

General

1.
We note that you are a shell company that intends to engage into a merger, acquisition or other similar business combination with one or more unidentified companies.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C.

The Company believes that Rule 419 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), should not be applied to the Registration Statement.

May 23, 2012

As previously disclosed in the Company’s periodic reports filed with the Commission, the Company was an integrated provider of risk mitigation and management services until it became a “shell company”, as defined under Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the sale or closure of all of the Company’s operating businesses in 2010.  Notwithstanding the foregoing, the Company continued to negotiate and collect portions of the amounts payable to it from purchasers of the Company’s operating businesses in accordance with the related purchase agreement, and the Company has retained substantial assets.

Rule 419(a) provides that Rule 419 applies to registration statements filed under the Securities Act relating to offerings by blank check companies.  “Blank check company” is defined under Rule 419(a)(2) as a company that both (i) is a “development stage company that…has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and (ii) “[i]s issuing ‘penny stock,’ as defined in Rule 3a51-1 under the Securities Exchange Act of 1934”.  We believe that the Company does not qualify as a “development stage company” and the stock being registered for resale in the Registration Statement is not “penny stock”.  Therefore, Rule 419 is not applicable to the Company.

The Company is Not a “Development Stage Company”

Rule 1-02 of Regulation S-X defines “development stage company” as a company that “is devoting substantially all of its efforts to establishing a new business” when either planned principal operations have not commenced, or planned principal operations have commenced but there has been no significant revenue from these operations.  Although the Company is devoting substantially all of its efforts to pursuing an acquisition strategy and sold its operating assets, the Company has a lengthy operating history and has generated substantial revenues, which facts distinguish the Company from typical development stage companies.  Additionally, we have reviewed numerous Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Registration Statements on Form S-1 and Form 10 filed by operating companies that became shell companies, which companies were in the process of pursuing the acquisition of a new operating business, and we have not seen such similarly situated companies providing the type of financial statement disclosures required of development stage companies under Commission rules.

Based on the foregoing, we believe that the Company does not qualify as a development stage company, and therefore Rule 419 is not applicable to the Company.

The Company is Not an Issuer of “Penny Stock”

Regardless of whether the Company qualifies as a development stage company, Rule 419 is not applicable to the Company because it is not an issuer of “penny stock”.  Rule 3a51-1 defines penny stock broadly and provides for a number of exceptions from the definition.  Rule 3a51-1(g) exempts from the definition of penny stock securities issued by an issuer that has:

May 23, 2012

1.
net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or

2.	average revenue of at least $6,000,000 for the last three years.

Based on the audited financial statements provided in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on March 30, 2012 (the “2011 10-K”), the Company had approximately $10.3 million in net tangible assets as of December 31, 2011, and based on the unaudited financial statements provided in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Commission on May 15, 2012, the Company had approximately $19.2 million in net tangible assets as of March 31, 2012.  Each of these amounts exceeds the $5,000,000 threshold for issuers that have been in continuous operation for less than three years under Rule 3a51-1(g)(1).  While the Company’s business is limited to pursuing an acquisition strategy, that fact should not disqualify the Company from falling within the net tangible assets exemption applying to companies with three years of continuous operations.  The Company’s situation is analogous to that of special purpose acquisition companies, which are considered exempt from Rule 419 under Rule 3a51-1(g)(1) (although some companies comply with provisions of Rule 419 on a voluntary basis) at the time of their initial public offering if they raise in excess of $5,000,000 despite their lack of an operating business.

Additionally, based on the audited financial statements provided in the 2011 10-K (see Note 5. Discontinued Operations, Results of Discontinued Operations, on p. F-19), the Company had revenues from discontinued operations of approximately $102,130,000, $64,760,000 and $0 for the years ending December 31, 2009, 2010 and 2011, respectively, for average annual revenues of approximately $55,630,000 over the last three years.  This amount exceeds the $6,000,000 threshold under Rule 3a51-1(g)(2).  Although we acknowledge that the Company did not have revenues in 2011 and the revenues reported in the 2011 10-K were classified as revenues from discontinued operations, those facts should not disqualify the Company from falling within the annual revenue exemption.  The adopting release for Rule 3a51-1(g), Commission Release No. 34-30608 (the “Rule Release”), provided that Rule 3a51-1(g)(2) could alternatively be stated as requiring “total revenues of $18 million or more by the end of the three-year period” (Rule Release at 18), and neither mentioned a need for any minimum amount of revenue in any given year during that period, nor a requirement that the revenues be generated from continuing operations.  Also the Rule Release stated that the $6,000,000 revenue level was “not designed to give investors an indication of the investment merits of an issuer”, rather “only to exclude companies whose financial condition makes them less likely to be vehicles for abusive market activities even though their securities are traded outside of a transparent market at prices below five dollars” (Rule Release at 18).  As a result, the rule should be applied as it reads on its face and not exclude the Company because it is not generating revenue at this time.

May 23, 2012

In addition, in reliance on a plain reading of Rule 419 and the Commission’s published guidance on Rule 419, investors purchased shares of the Company’s common stock with the expectation that such shares could be resold in the market without the burden of complying with the penny stock rules and restrictions.  The Commission’s application of Rule 419 to the Registration Statement would undermine the reasonable expectations of these investors.

Based on the foregoing, we believe that the Company does not qualify as an issuer of penny stock, and therefore Rule 419 is not applicable to the Company.

2.	We note that you filed a Form 8-A12G on April 2, 2012. Please explain to us why you filed this form.

The Company filed a registration statement on Form 8-A12B, its first Exchange Act registration statement, with the Commission on September 25, 2007 to register its common stock under Section 12(b) of the Exchange Act in connection with the listing of the Company’s common stock on the NASDAQ Stock Market LLC (“NASDAQ”).  On September 8, 2010, the Company filed another registration statement on Form 8-A12B with the Commission to register its preferred stock purchase rights issued on September 7, 2010 in connection with the Company’s entry into a stockholder rights plan.  On June 3, 2011, NASDAQ filed a Form 25 with the Commission terminating the registration of the Company’s common stock under Section 12(b) of the Exchange Act in connection with the delisting of the Company’s common stock from NASDAQ on March 2, 2011.

The Company never was required to register, nor was deemed to have registered, its common stock or any other security under Section 12(g) of the Exchange Act.  Prior to the filing of its first registration statement on Form 8-A12B on September 25, 2007, the Company had fewer than 500 shareholders of record of its common stock on the last day of each fiscal year and therefore was not required to register its common stock under Section 12(g).  When the Company’s common stock was listed on NASDAQ the Company was exempt from Section 12(g) registration under Section 12(g)(2)(A) because its common stock was listed on a national securities exchange.  At December 31, 2010, at the time of the delisting of the Company’s common stock from NASDAQ on March 2, 2011, at the time of the termination of its registration under Section 12(b) upon the filing of the Form 25 on June 3, 2011, and at December 31, 2011, the Company had fewer than 300 shareholders of record of its common stock and therefore the Company’s common stock was not deemed registered under Section 12(g) pursuant to Section 12(g)(1) or Rule 12g-2.

As a result of the foregoing, prior to April 2, 2012 the Company did not have a class of securities registered under the Exchange Act.  The Company continued to file periodic reports with the Commission following its delisting from NASDAQ and the filing of the Form 25, including the 2011 10-K, because the Company filed a registration statement on Form S-3 that was declared effective on March 1, 2011 and therefore was required to do so in accordance with Section 15(d) under the Exchange Act through the completion of periodic reporting for fiscal 2011.

May 23, 2012

On April 2, 2012, the Company filed a registration statement on Form 8-A12G in order to register its common stock under Section 12(g) in order to enable it to monitor its shareholder base.  The Company believed it was eligible to file a registration statement on Form 8-A12G rather than a registration statement on Form 10 because the Company filed the 2011 10-K with the Commission only three days earlier and no additional information would have been made available to the public by requiring a Form 10 to be filed.  The Company believes that this conclusion was consistent with the Commission’s Compliance and Disclosure Interpretation: Exchange Act Forms; Question 102.03.

*     *     *     *     *

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2220, by email at rfriedman@olshanlaw.com or by facsimile at (212) 451-2222.  Thank you for your assistance.

Very truly yours,

/s/ Robert H. Friedman

Robert H. Friedman

cc:           Jeffrey O. Nyweide, GlobalOptions Group, Inc.